

Prepared in accordance with International Financial Reporting Standards, IRFS (unaudited)

Report on the First Quarter of 2003

Q1

82-4023

- **Profit from operations up year-on-year**
- **Full capacity utilization at Graphite Electrodes**
- **Further reduction of losses at SGL Technologies**

In Q1/2003, the SGL Carbon Group generated sales revenue of €251 million, down 4% on the same quarter of the prior year. This is primarily the result of the weakness of the US dollar, which more or less offset the increase in volumes. The figures were also affected by the structural changes resulting from the divestment of the electrical contacts business.

SGL Carbon improved its profit from operations from €1 million to €5 million in Q1. A key contribution to this was made by Carbon and Graphite (CG), Graphite Specialties (GS) and SGL Technologies (SGLT). SGLT reduced its quarterly loss by almost 60% compared with the previous year.

Net financing costs increased by €8 million to € –14 million due to positive, one-time non-cash effects in the prior-year quarter; interest expense increased only slightly. As a result, the net loss before taxes was down €3 million year-on-year. The net loss after taxes amounted to € –8 million in Q1 (€ –9 million in the same quarter of the prior year). The loss per share fell from € –0.44 to € –0.34.

Due to lower sales of receivables, net financial liabilities increased by €22 million to €449 million compared with December 31, 2002. After adjustment for sales of receivables, net financial liabilities were reduced by €14 million, falling from €468 million to €454 million.

Despite the ongoing weakness of the economy, SGL Carbon is forecasting an improvement in earnings for Q2/2003, both against Q1/2003 and against the same period of the prior year. It remains difficult to predict how the economy will develop. However, we intend to generate a significant improvement in our profit from operations and a net profit for 2003. The positive free cash flow this generates will be used to reduce our liabilities further.

Financial Highlights (€ million)

(unaudited)	First Quarter 2003	2002
Sales revenue	**250.7**	261.0
EBITDA	**24.1**	21.7
Profit from operations	**5.1**	1.0
Return on sales	**2.0 %**	0.4 %
Net loss before minority interests	**–7.6**	–9.3
Earnings per share (€)	**–0.34**	–0.44
Operational cash flow[1]	**–1.7**	45.2

(unaudited)	March 31, 2003	Dec 31, 2002
Total assets	**1,329**	1,286
Equity	**178**	196
Net financial liabilities	**449**	427
Net financial liabilities (after adjustment for sales of receivables)	**454**	468
Debt ratio (gearing)[2]	**2.5**	2.2
Equity ratio[3]	**13.4 %**	15.2 %

[1] Without currency exchange rate effects.
[2] Net financial liabilities less cash and cash equivalents divided by shareholders' equity.
[3] Shareholders' equity divided by total assets.















Segment reporting

Carbon and Graphite [CG]

(€ million)	First Quarter 2003	2002
Sales revenue	**134.5**	127.2
EBITDA	**21.4**	20.8
Profit from operations	**12.2**	11.7
Return on sales	**9.1 %**	9.2 %

- Sales revenue rose by 6 % year-on-year to €135 million. The clear growth in volumes was reduced by exchange rate effects and decreasing prices, which impacted the results. Nevertheless, profit from operations increased by 4 %.
- The steel industry is continuing its global recovery. Demand is growing dynamically in Southeast Asia, particularly in China. As a result of this positive development, quarterly sales volumes for Graphite Electrodes rose by 29 % to 45,200 tons.
- The average price of graphite electrodes was €2,084/ton – a year-on-year decline of 14%, or 5% adjusted for exchange rate effects. Compared with Q4/2002, prices were down by 1 %; after adjustment for exchange rate effects, the price level improved by 2 %.
- SGL Carbon is confident with respect to Q2 and the rest of the year. With continuing high volumes we are forecasting higher sales volumes than in the previous year. We expect to see prices rise over the course of the year.

Graphite Specialties [GS]

(€ million)	First Quarter 2003	2002
Sales revenue	**44.9**	51.4
EBITDA	**8.1**	6.7
Profit from operations	**4.5**	1.8
Return on sales	**10.0 %**	3.5 %

- Demand stabilized at a low level due to the continuing recession in the key semiconductor, mechanical and plant engineering and chemical sectors. In the period under review, GS generated a slight increase in volumes. Sales revenue declined by 13 %, primarily due to exchange rate effects and the divestment of our non-core electrical contacts activities. Adjusted for this disposal, sales revenue declined by 5 %.
- The €3 million rise in profit from operations is the result of cost savings and the sale of our electrical contacts business.
- SGL Carbon is not forecasting any material changes in the overall economic conditions for GS in Q2/2003. At present, key customer industries are not expected to recover until the second half of the year at the earliest.

Corrosion Protection [CP]

(€ million)	First Quarter 2003	2002
Sales revenue	**35.6**	45.0
EBITDA	**– 2.8**	0.3
Profit from operations	**– 5.0**	– 1.9
Return on sales	**– 14.0 %**	– 4.2 %

- As before, business is dominated by the extremely cautious policy on investment and maintenance expenditure being pursued by our customers in the chemical, energy and environmental industries. Driven by volumes, sales revenue fell 20 % in Q1. As a result, the loss from operations fell to € –5 million.
- Early in 2003, we won a key contract worth €27 million for a new hydrochloric acid synthesis unit for the Australian magnesium producer AMO. Delivery is scheduled to begin in Q4/2003.
- At present, a sustained economic recovery is not in sight. Ongoing cost-cutting measures are continuing. However, these will not take effect until the end of the year.








Established Businesses [CG, GS, CP]

(€ million)	First Quarter 2003	2002
Sales revenue	**215.0**	223.6
EBITDA	**26.7**	27.8
Profit from operations	**11.7**	11.6
Return on sales	**5.4 %**	5.2 %

SGL Technologies [T]

(€ million)	First Quarter 2003	2002
Sales revenue	**34.9**	36.4
EBITDA	**2.1**	- 0.3
Profit from operations	**- 1.9**	- 4.6
Return on sales	**- 5.4 %**	- 12.6 %

- The upswing is continuing, with volumes rising by 12%. However, this positive development was offset by exchange rate effects. As a result, sales revenue declined slightly by 4% in the period under review.
- After adjustment for exchange rate effects, the largest increase in sales revenue, with approximately 35%, was generated by the Aerospace division of our US subsidiary HITCO, which won a further key defense technology contract from Boeing in Q1. This contract continues HITCO's many years of successful cooperation with Boeing in this area.
- The sharp improvement in results in Q1/2003 is due to volume growth and cost savings.
- We are expecting sales volumes to continue rising in the coming quarters. In spite of the uncertainty plaguing the economy, we are still aiming to more or less break even.

Corporate Costs

(€ million)	First Quarter 2003	2002
Sales revenue	**0.8**	1.0
Corporate costs	**- 4.7**	- 6.0

Employees

- The number of people employed by the SGL Group dropped by 200 to 7,160 in Q1, primarily as the result of the divestment of the electrical contacts business.

         

Consolidated Income Statement (€ million)

(unaudited)	**First Quarter 2003**	First Quarter 2002
Sales revenue	**250.7**	261.0
Gross profit	**57.0**	50.6
Selling, administrative, research and other costs	**– 51.9**	– 49.6
Profit from operations	**5.1**	1.0
Interest expense on loans	**– 7.4**	– 6.4
Interest expense on pensions	**– 2.6**	– 2.4
Currency adjustment of antitrust liabilities (non-cash)	**0.0**	– 1.3
Imputed interest on antitrust liabilites (non-cash)	**– 1.8**	4.6
Other	**– 1.8**	– 0.8
Net financing costs	**– 13.6**	– 6.3
Loss before taxes	**– 8.5**	– 5.3
Income taxes	**0.9**	– 4.0
Net loss before minority interests	**– 7.6**	– 9.3
Earnings per share (€)	**– 0.34**	– 0.44

- The interest expense on loans over the first three months was up slightly at €7.4 million compared with the prior year (€6.4 million); the average interest rate for the period was 5.0% (Q1/2002: 4.4%). The rise in interest expense and the interest rate was a result of refinancing.
- In Q1, the exchange rate effects from the translation of our US antitrust liabilities were offset by the currency hedges allocated.
- The non-cash imputed interest on liabilities from antitrust proceedings increased net financing costs by €2 million. As previously reported, the rescheduling of the payment plan led to a one-time improvement in net financing costs of €5 million in Q1/2002.
- The tax income in Q1 is the result of the recognition of deferred tax assets in Germany in particular. Deferred tax assets on loss carryforwards by subsidiaries in the USA and the UK were not recognized, as in the past.
- Earnings per share are calculated on the basis of an average of 22.0 million shares outstanding (2002: 21.9 million).



Consolidated Balance Sheet (€ million)

(unaudited)	March 31, 2003	Dec 31, 2002
Assets		
Intangible assets	**104**	104
Property, plant and equipment	**452**	477
Noncurrent financial assets	**32**	33
Noncurrent assets	**588**	614
Inventories	**281**	288
Trade receivables	**220**	208
Other current assets including cash and cash equivalents	**143**	83
Current assets	**644**	579
Deferred tax assets	**97**	93
Total assets	**1,329**	1,286

(unaudited)	March 31, 2003	Dec 31, 2002
Equity and Liabilities		
Equity	**178**	196
Minority interests	**1**	1
Provisions for pensions and other employee benefits	**190**	191
Other provisions	**147**	149
Provisions	**337**	340
Financial liabilities	**518**	448
Trade payables	**103**	111
Other liabilities	**153**	151
Liabilities	**774**	710
Deferred tax liabilities	**39**	39
Total equity and liabilities	**1,329**	1,286

- Total assets rose by €43 million compared with December 31, 2002 to €1,329 million. This increase was primarily the result of a temporary increase in cash and cash equivalents to €69 million, as our loans can only be repaid at certain times. Together with exchange rate effects, this led to a drop in the equity ratio to 13% on the balance sheet date.
- Roughly half of the decline in noncurrent assets of €26 million was due to currency translation differences, and the other half to depreciation and amortization levels in excess of investments.
- The reduction in inventories of €7 million is primarily due to exchange rate effects.
- As a result of lower sales of receivables, net financial liabilities increased by €22 million to €449 million compared with December 31, 2002. Adjusted for the sale of receivables, net financial liabilities fell by €14 million from €468 million to €454 million.

Consolidated Statement of Changes in Equity (€ million)

(unaudited)	2003	2002
Balance at January 1	**196**	255
Capital increase	**1**	1
Net result, net of minority interests	**– 8**	– 9
Currency exchange differences and other	**– 11**	–
Balance at March 31	**178**	247

        

Consolidated Cash Flow Statement (€ million)

(unaudited)	First Quarter 2003	2002
Profit from operations	5.1	1.0
Depreciation and amortization	19.0	20.7
EBITDA	24.1	21.7
Increase (decrease) in working capital	– 25.8	23.5
Operational cash flow	– 1.7	45.2
Other operating cash uses	– 19.9	– 17.3
Cash used in/provided by operating activities	– 21.6	27.9
Capital expenditures	– 5.6	– 9.2
Cash used in investing activities	– 5.6	– 9.2
Cash provided by financing activities	76.1	8.5
Effect of foreign exchange rate changes	– 1.4	0.1
Net increase in cash and cash equivalents	47.5	27.3
Cash and cash equivalents at beginning of first quarter	21.5	12.1
Cash and cash equivalents at end of first quarter	69.0	39.4

- Working capital[1] increased by €26 million during the period under review after adjustment for exchange rate effects, primarily due to reduced sales of receivables (€36 million).
- At €6 million, net cash used in investing activities in the period under review was around €13 million below depreciation and amortization.

[1] Inventories plus trade receivables minus trade payables.



SGL CARBON GROUP

SGL CARBON AG
Head Office
Investor Relations

Rheingaustrasse 182
D-65203 Wiesbaden
Phone +49 (611) 60 29-100
Fax +49 (611) 60 29-101
e-mail cpc@sglcarbon.de
www.sglcarbon.com

Important note:

Our report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.








Sales Revenue & Profit from Operations by Quarter (€ million)

					2002	2003
Sales revenue	Q1	Q2	Q3	Q4	Full year	**Q1**
Carbon and Graphite	127.2	139.6	135.5	148.4	550.7	**134.5**
Graphite Specialties	51.4	50.0	49.5	45.0	195.9	**44.9**
Corrosion Protection	45.0	47.1	59.3	61.0	212.4	**35.6**
Established Businesses	223.6	236.7	244.3	254.4	959.0	**215.0**
SGL Technologies	36.4	40.2	38.8	35.0	150.4	**34.9**
Other	1.0	0.2	0.7	1.0	2.9	**0.8**
	261.0	277.1	283.8	290.4	1,112.3	**250.7**

					2002[1]	2003
Profit (loss) from operations	Q1	Q2	Q3	Q4	Full year	**Q1**
Carbon and Graphite	11.7	12.3	18.1	9.8	51.9	**12.2**
Graphite Specialties	1.8	1.1	0.7	- 1.7	1.9	**4.5**
Corrosion Protection	-1.9	1.9	-	4.8	4.8	**- 5.0**
Established Businesses	11.6	15.3	18.8	12.9	58.6	**11.7**
SGL Technologies	- 4.6	- 2.3	- 2.8	- 2.0	- 11.7	**- 1.9**
Corporate Costs	- 6.0	- 5.9	- 4.9	- 1.5	- 18.3	**- 4.7**
	1.0	7.1	11.1	9.4	28.6	**5.1**

[1] Before provisions for antitrust risks and restructuring expenses

Consolidated Income Statements by Quarter (€ million)

					2002	2003
	Q1	Q2	Q3	Q4	Full year	**Q1**
Sales revenue	261.0	277.1	283.8	290.4	1,112.3	**250.7**
Cost of sales	- 210.4	- 216.4	- 221.2	- 238.5	- 886.5	**- 193.7**
Gross profit	50.6	60.7	62.6	51.9	225.8	**57.0**
Selling, administrative, research and other costs	- 49.6	- 53.6	- 51.5	- 42.5	- 197.2	**- 51.9**
Profit from operations[2]	1.0	7.1	11.1	9.4	28.6	**5.1**
Antitrust charge	-	-	-	- 22.0	- 22.0	**-**
Restructuring charge	-	-	-	- 8.3	- 8.3	**-**
Profit (loss) from operations	1.0	7.1	11.1	- 20.9	- 1.7	**5.1**
Net financing costs	- 6.3	- 8.5	- 7.4	- 3.3	- 25.5	**- 13.6**
Profit (loss) before taxes	- 5.3	- 1.4	3.7	- 24.2	-27.2	**- 8.5**
Income tax expense/benefit	- 4.0	- 0.8	1.6	6.8	3.6	**0.9**
Net profit (loss) before minority interests	- 9.3	- 2.2	5.3	- 17.4	- 23.6	**- 7.6**

[2] 2002: before provisions for antitrust risks and restructuring expenses